SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of January, 2004

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                      RYANAIR DELIVERS RECORD Q3 PROFITS,
                   TRAFFIC GROWS BY 54%, PROFITS RISE BY 10%

Ryanair, Europe's No.1 low fares airline today (Wed 28 Jan 2004) released financial results for the quarter ended 31 Dec'03 showing record profits and traffic figures, whilst passengers benefited from fares which were on average 11% lower than the equivalent period last year.



                  Summary Table of Results (Irish GAAP) - in Euro

    Quarter ended             Dec 31,2002    Dec 31, 2003    % Increase

    Passengers                       3.9m            6.1m           54%

    Revenue                     EUR185.9m       EUR255.0m           37%

    Adjusted Profit after
    tax Note 1                   EUR43.2m        EUR47.5m           10%

    Adjusted EPS (Euro
    Cent) Note 1                   5.72c           6.27c            10%



        Note 1: Adjusted profit after tax and EPS, excludes the exceptional costs of EUR6.0m (net of tax) arising from the earlier than planned retirement of 6 Boeing 737-200 aircraft and a Goodwill charge of EUR0.6m

Traffic for the quarter grew by 54% to 6.1m, whilst average fares declined by 11%. Total revenues rose by 37%, operating costs rose by 42% - significantly less than the rate of traffic growth - as unit costs fell by 8%, whilst after tax margins declined from 23% to 19% for the quarter. Adjusted net profit after tax rose by 10% to EUR47.5m.

This quarter marked a number of important milestones in Ryanair's growth as follows;

   *Overtaking Easyjet to become Europe's largest low fares airline. *Overtaking BA's UK/Europe traffic, making Ryanair Britain's favourite airline.
   *Selected 2 more new European bases in Rome and Barcelona.
   *Cumulative after tax profit margin continues to be over 20%.
   *Closing cash balances of EUR1.12 billion.

As we have consistently highlighted in previous quarterly statements, we remain very cautious in our outlook for fares and yields. Based on initial bookings for the first three calendar months of 2004 (Q.4 of 2003/04) we now expect that yields during this final quarter may decline by between 25% to 30% over those recorded in the comparable quarter last year. These reductions in fares are significantly greater than the 10% to 15% range recorded over the first three quarters. If these lower fares and yields occur (bearing in mind we have not completed even the first month of this quarter) then we would expect net profit before exceptionals for the fiscal year to reduce by up to 10% from a net profit of EUR239m last year to approximately EUR215m for the current fiscal year.

Announcing these results in London this morning, Ryanair's Chief Executive, Michael O'Leary said:

    "We are very pleased with the strong growth in traffic and profits for the third quarter which demonstrates the success of our strategy of rapid capacity expansion across new bases and new routes, over the past year. The yield reduction of 11% - although greater than originally expected - has stimulated a 54% increase in traffic, whilst an 8% reduction in unit operating costs has ensured that our strong profitability continues.

    "Early indications for yields in our fourth quarter suggest a marked further reduction of between 25% to 30% due to 1) our continuing substantial capacity growth, 2) the launch in January and February of two new bases at Rome Ciampino and Barcelona Girona, 3) the impact of Sterling's continuing weakness against the Euro, 4) intense price competition all over Europe as a result of enormous capacity growth, particularly from chronically loss making start-up airlines and flag carriers.

    "There is therefore considerable downward pressure on fares and yields as many of these loss making airlines try to compete and survive. Despite this difficult market Ryanair continues to profitably develop new routes, new bases and grow market share. In many cases Ryanair is leading the downward pressure on prices and yields, but unlike our competitors we continue to generate world leading profit margins as a result of our aggressive cost management and lowest cost base.

    "Ryanair's strategy continues to be successful all over Europe. Traffic has grown by over 50% so far this year. We have launched 4 new bases in Europe, and 73 of our 146 routes are in their first 12 months of operation. While we now expect after tax profits for the current year to dip slightly, our annualised profit margin will still be in excess of 20% and Ryanair will continue - by some considerable distance - to be the world's most profitable airline by margin.

    "We have seen a number of these cycles in the industry before. Ryanair continues to grow strongly and profitably, even during periods such as now when fares and yields are being lowered at a faster rate than predicted. Our response to these market conditions will be to continue to lower fares and yields, exploit our huge cost advantage, and tightly manage further cost reductions so that we continue to deliver industry leading low fares and profit margins.

    "Our determination to continue to reduce fares and yields is strengthened by our experience in recent quarters where many competitors have been forced to reduce their frequency and capacity or withdraw from markets were they compete with Ryanair's low fares.

    "Looking forward to the next fiscal year (04/05) it is impossible in the current climate to make accurate forecasts on fares and yields other than to state that Ryanair will always offer the lowest fares in all markets. Despite this overall caution we expect the yield decline next year to be of a lower order of magnitude for the following reasons;

 1. We do not expect any further weakness of Sterling against the Euro.

 2. From May onwards, Ryanair's rate of capacity growth will fall from over 50% for the past two years to just 20% per annum.

 3. Initial indications suggest that the two new bases (Rome Ciampino and Barcelona Girona) will be significantly stronger performers than some of the new routes and bases launched in previous years.


    "We are confident that average seat costs for the coming year will continue to decline strongly, thanks to continuing cost reductions, the higher proportion of more efficient 737-800's in service, redelivery of the Buzz BAe 146 aircraft and the other recent lease-ins. The weaker U.S. dollar will also have a positive impact on fuel, aircraft and spares costs whilst there will be continued strong growth in ancillary revenues.

    "We are also initiating a detailed review and reduction of certain elements of our cost base which will include;

 a. Reducing airport and handling costs where Ryanair continues to deliver exceptional growth, whilst at the same time reducing capacity at those airports that do not share our commitment to lower air fares for consumers.

 b. We are already in discussions with lessors to reduce to market rates lease costs on some of the former Buzz aircraft. These leases are already the subject of legal dispute and impending proceedings and if these are not successful, then the aircraft will be returned and Buzz Stansted Ltd will be wound down.

 c. We are renegotiating our long-term maintenance contracts on the basis of our larger fleet size and we are re-examining the timing of our fleet deliveries in order to ensure that capacity growth is maintained at 20% to 25% for the next number of years.


    "Even in the light of this revised profit guidance for the current year, Ryanair will continue to be one of the world's fastest growing, and certainly the world's most profitable airline by margin. Our net after tax margin will continue to exceed our benchmark target of 20% for the current year despite an enormous and sudden reduction in fares and yields. Our response to competition in all markets will be to beat it by offering lower prices, No.1 customer service and continued cost reduction. Like Southwest in the U.S., Ryanair's model is successful. It is by some distance the lowest cost operator in Europe, we continue to enjoy the support of the travelling public, and we remain tremendously profitable as well as enormously cash generative. Our cash balances at the end of Q3 exceed EUR1.12bn.

    "Some of our loss making competitors will continue to cut back routes or terminate them, some will consolidate, and some will disappear over the coming years, but we remain determined to ensure that Ryanair - the lowest cost airline in Europe - continues to grow and continues to be profitable. We are building here for the long term and we believe that investors can continue to share in this growth story".


ENDS.                                Wednesday, 28th January 2004

For results and further information  Howard Millar          Pauline McAlester
please contact:                      Ryanair Holdings Plc   Murray Consultants
www.Ryanair.com                      Tel: 353-1-8121212     Tel: 353-1-4980300



Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.





Ryanair Holdings plc and Subsidiaries
Consolidated Profit and Loss Accounts in accordance with UK and Irish GAAP(unaudited)


                                   Quarter     Quarter       Nine months       Nine months
                                     ended       ended             ended             ended
                                   Dec 31,     Dec 31,           Dec 31,           Dec 31,
                                      2003        2002              2003              2002
                                   EUR'000     EUR'000           EUR'000           EUR'000
                                   -------     -------           -------           -------

Operating Revenues

Scheduled revenues                 216,424     157,407           739,964           568,514

Ancillary revenues                  38,575      28,497           111,409            81,979
                                  --------      ------           -------           -------

Total operating
revenues

-continuing operations             254,999     185,904           851,373           650,493
                                  --------      ------           -------           -------
Operating expenses

Staff costs                         29,506      21,822            90,984            68,554

Depreciation and
amortisation                        25,009      19,014            71,728            56,877

Aircraft
retirement costs                     6,773           -             9,491                 -


Other operating
expenses

           Fuel & Oil               43,128      29,355           127,474            97,777

           Maintenance,
           materials and
           repairs                   8,796       6,197            30,983            23,340

           Marketing and
           distribution
           costs                     1,045       2,865            11,028            10,972

           Aircraft
           rentals                   2,730           -             6,450                 -

           Route
           charges                  27,442      15,944            80,331            49,694

           Airport and
           Handling
           charges                  38,123      26,224           110,202            82,430

           Other                    19,083      15,772            58,769            44,643
                                  --------      ------           -------           -------
Total operating
expenses                           201,635     137,193           597,440           434,287
                                  --------      ------           -------           -------
Operating profit before
exceptional items and goodwill      53,364      48,711           253,933           216,206

Buzz re-organisation
costs                                    -           -            (3,012)                -

Amortisation of
goodwill                              (586)          -            (1,757)                -
                                  --------      ------           -------           -------

                                      (586)          -            (4,769)                -

Operating profit after
exceptional items and goodwill      52,778      48,711           249,164           216,206
                                  --------      ------           -------           -------
Other income/(expenses)

Foreign exchange gains/
(losses)                              (581)     (1,012)              852            (1,733)

(Loss) on disposal of fixed
assets                                   -          (8)               (8)              (29)

Interest receivable and
similar income                       5,115       8,187            17,642            24,192

Interest payable and similar
charges                            (12,499)     (8,083)          (35,302)          (22,137)
                                  --------      ------           -------           -------
Total other income/
(expenses)                          (7,965)       (916)          (16,816)              293
                                  --------      ------           -------           -------


Profit before
taxation                            44,813      47,795           232,348           216,499

Tax on profit on ordinary
activities                          (3,852)     (4,643)          (22,446)          (22,401)
                                  --------      ------           -------           -------
Profit for the
period                              40,961      43,152           209,902           194,098
                                  ========      ======           =======           =======
Earnings per ordinary
share

           -Basic(Euro cent)          5.40        5.72             27.72             25.71

           -Diluted(Euro cent)        5.33        5.63             27.41             25.34


Adjusted Earnings per
ordinary share*

           -Basic(Euro cent)          6.27        5.72             29.46             25.71

           -Diluted(Euro  cent)       6.19        5.63             29.13             25.34


Number of ordinary shares (in 000's)

           -Basic                  758,608     755,031           757,143           755,031

           -Diluted                767,928     766,705           765,779           765,853



* Calculated on Profit for period before exceptional items (net of tax) and
  Goodwill and excluding Aircraft retirement  costs.                     Page 1



Ryanair Holdings plc and Subsidiaries
Consolidated Balance Sheets in accordance with UK and Irish GAAP(unaudited)



                                                     December 31,     March 31,
                                                             2003          2003
                                                          EUR'000       EUR'000
                                                          -------       -------

Fixed assets

Tangible assets                                         1,611,127     1,352,361

Intangible Assets                                          45,085             -
                                                       ----------       -------

Total fixed assets                                      1,656,212     1,352,361
                                                       ----------       -------


Current Assets

Cash and liquid resources                               1,124,671     1,060,218

Accounts receivable                                        11,478        14,970

Other assets                                               22,977        16,370

Inventories                                                24,183        22,788
                                                       ----------       -------

Total current assets                                    1,183,309     1,114,346
                                                       ----------       -------

Total assets                                            2,839,521     2,466,707
                                                       ==========       =======


Current liabilities

Accounts payable                                           82,491        61,604

Accrued expenses and other
liabilities                                               223,679       251,328

Current maturities of long term
debt                                                       79,545        63,291

Short term borrowings                                       4,454         1,316
                                                       ----------       -------

Total current liabilities                                 390,169       377,539
                                                       ----------       -------


Other liabilities

Provisions for liabilities and
charges                                                    97,915        67,833

Accounts payable due after one year                           268         5,673

Long term debt                                            893,285       773,934
                                                       ----------       -------

Total Other liabilities                                   991,468       847,440
                                                       ----------       -------


Shareholders' funds - equity

Called - up share capital                                   9,637         9,588

Share premium account                                     559,717       553,512

Profit and loss account                                   888,530       678,628
                                                       ----------       -------

Shareholders' funds - equity                            1,457,884     1,241,728
                                                       ----------       -------



Total liabilities and shareholders'
funds                                                   2,839,521     2,466,707
                                                       ==========       =======



                                                                         Page 2

Ryanair Holdings plc and Subsidiaries

Consolidated Cashflow Statements in accordance with UK and Irish GAAP (unaudited)


                                              Ryanair          Ryanair
                                         Holdings plc     Holdings plc
                                          Nine months      Nine months
                                                ended            ended
                                              Dec 31,          Dec 31,
                                                 2003             2002

                                              EUR'000          EUR'000
                                              -------          -------
Net cash inflow from operating
activities                                    295,459          260,950

Returns on investments and servicing
of finance                                    (17,086)          (4,257)

Taxation                                          207           (2,212)

Capital expenditure(including aircraft
deposits)                                    (338,329)        (270,867)

Acquisitions and disposals                    (20,795)               -
                                             --------         --------

Net cash (outflow) before financing
and management of liquid resources            (80,544)         (16,386)


Financing                                     141,859          161,675

(Increase) in liquid resources               (108,139)        (156,153)
                                             --------         --------


(Decrease) in cash                            (46,824)         (10,864)
                                             ========         ========


Analysis of movement in liquid
resources

At beginning of year                          982,352          816,023

Increase in period                            108,139          156,153
                                             --------         --------

At end of period                            1,090,491          972,176
                                             ========         ========

Analysis of movement in cash
At beginning of year                           76,550           77,747

Net cash (outflow) during period              (46,824)         (10,864)
                                             --------         --------

At end of period                               29,726           66,883
                                             ========         ========






                                                                         Page 3


Ryanair Holdings plc and Subsidiaries

Consolidated Statement of Changes in Shareholders' Funds - Equity in accordance with UK and Irish GAAP (unaudited)


                                           Share     Profit
                              Ordinary   premium   and loss
                                shares   account    account         Total
                               EUR'000   EUR'000    EUR'000       EUR'000
                              --------   -------    -------       -------

Balance at April 1,
2003                             9,588   553,512    678,628     1,241,728

Issue of ordinary equity
shares                              49     6,205          -         6,254

Profit for the period                -         -    209,902       209,902
                             ---------  --------    -------      --------

Balance at December 31,
2003                             9,637   559,717    888,530     1,457,884
                             =========  ========    =======      ========


Reconciliation of adjusted Earning per share(unaudited)


                               Quarter   Quarter              Nine months   Nine months
                                 ended     ended                    ended         ended
                               Dec 31,   Dec 31,                  Dec 31,       Dec 31,
                                  2003      2002                     2003          2002

                               EUR'000   EUR'000                  EUR'000       EUR'000
                               -------   -------                  -------       -------

Profit for the period under
UK and Irish GAAP               40,961    43,152                  209,902       194,098


Adjustments
-------------


Aircraft retirement
costs                            6,773         -                    9,491             -

Buzz re-organisation
costs                                -         -                    3,012             -

Amortisation
of goodwill                        586         -                    1,757             -


Taxation adjustment for
above                             (779)        -                   (1,084)            -
                             ---------  --------                 --------      --------


Adjusted Profit under UK and
Irish GAAP                      47,541    43,152                  223,078       194,098
                             =========  ========                 ========      ========


Number of ordinary
shares (in 000's)

             -Basic            758,608   755,031                  757,143       755,031

             -Diluted          767,928   766,705                  765,779       765,853



Adjusted Earnings per
ordinary share

             -Basic               6.27      5.72                    29.46         25.71

             -Diluted             6.19      5.63                    29.13         25.34



                                                                         Page 4



Ryanair Holdings plc and Subsidiaries
Consolidated Profit and Loss Accounts in accordance with US GAAP (unaudited)

                                Quarter     Quarter       Nine months       Nine months
                                  ended       ended             Ended             ended
                                Dec 31,     Dec 31,           Dec 31,           Dec 31,
                                   2003        2002              2003              2002
                                EUR'000     EUR'000           EUR'000           EUR'000
                                -------     -------           -------           -------

Operating Revenues

Scheduled revenues              216,424     157,407           739,964           568,514

Ancillary revenues               38,575      28,497           111,409            81,979
                               --------     -------           -------           -------

Total operating
revenues

-continuing operations          254,999     185,904           851,373           650,493
                               --------     -------           -------           -------

Operating expenses

Staff costs                      29,286      21,558            90,344            67,780

Depreciation and
amortisation                     25,009      19,014            71,728            56,877

Aircraft
retirement
costs                             6,773           -             9,491                 -

Other operating
expenses

           Fuel & Oil            43,128      29,355           127,474            97,777

           Maintenance,
           materials and
           repairs                8,796       6,197            30,983            23,340

           Marketing and
           distribution
           costs                  1,045       2,865            11,028            10,972

           Aircraft
           rentals                2,730           -             6,450                 -

           Route
           charges               27,442      15,944            80,331            49,694

           Airport and
           Handling
           charges               38,123      26,224           110,202            82,430

           Other                 19,061      15,750            58,703            44,577
                               --------     -------           -------           -------



Total operating
expenses                        201,393     136,907           596,734           433,447
                               --------     -------           -------           -------


Operating profit before
exceptional items                53,606      48,997           254,639           217,046



Buzz re-organisation
costs                                 -           -            (3,012)                -
                               --------     -------           -------           -------

Operating profit after
exceptional items                53,606      48,997           251,627           217,046
                               --------     -------           -------           -------

Other income/(expenses)

Foreign exchange gains/
(losses)                           (581)     (1,012)              852            (5,922)

(Loss) on disposal of
fixed assets                          -          (8)               (8)              (29)

Interest receivable and
similar income                    5,115       8,187            17,642            24,192

Interest payable and
similar charges                 (10,493)     (6,492)          (29,605)          (18,406)
                               --------     -------           -------           -------

Total other income/
(expenses)                       (5,959)        675           (11,119)             (165)
                               --------     -------           -------           -------
Profit on ordinary
activities
before taxation                  47,647      49,672           240,508           216,881

Tax on profit on ordinary
activities                       (4,130)     (4,869)          (23,238)          (22,091)
                               --------     -------           -------           -------

Net Income                       43,517      44,803           217,270           194,790
                               ========     =======           =======           =======

Net Income per ADS

           -Basic(Euro cent)      28.68       29.67            143.48            128.99

           -Diluted(Euro cent)    28.33       29.22            141.86            127.17


Adjusted Net Income per
ADS *

           -Basic(Euro cent)      33.15       29.67            151.54            128.99

           -Diluted(Euro cent)    30.10       29.22            145.40            127.17


Weighted Average number of
shares

           -Basic               758,608     755,031           757,143           755,031

           -Diluted             767,928     766,705           765,779           765,853


* Calculated on Net Income before exceptional items (net of tax), and Aircraft retirement costs.



                                                                         Page 5

Ryanair Holdings plc and Subsidiaries

Summary of significant differences between UK, Irish and US generally accepted accounting principles (unaudited)

(A) Net income under US GAAP




                                      Quarter ended           Nine months ended
                                   Dec 31,     Dec 31,       Dec 31,       Dec 31,
                                      2003        2002          2003          2002
                                    EUR000      EUR000       EUR'000       EUR'000
                                    ------      ------       -------       -------


Profit as reported in the
consolidated profit and
loss accounts in accordance with
UK and Irish GAAP                   40,961      43,152       209,902       194,098



Adjustments

Pension                                220         148           640           425

Derivative financial
instruments(net of tax)                  -           -             -        (4,189)

Amortisation of goodwill               586           -         1,757             -

Employment grants                        -         116             -           349

Capitalised interest re aircraft
acquisition programme                2,006       1,591         5,697         3,731

Darley Investments Limited              22          22            66            66

Taxation- effect of above
adjustments                           (278)       (226)         (792)          310
                                    ------      ------       -------       -------


Net income under US GAAP            43,517      44,803       217,270       194,790
                                   =======      ======       =======       =======

                                    43,517      44,803       217,270       194,790









(B) Consolidated Cashflow Statements in accordance with US GAAP

                                                              Nine months ended
                                                             Dec 31,       Dec 31,
                                                                2003          2002

                                                             EUR'000       EUR'000
                                                             -------       -------


Cashflow from operating
activities                                                   278,580       254,481

Cash (outflow) from
investing activities                                        (932,690)     (233,687)

Cash inflow from financial
activities                                                   144,997       157,965
                                                             -------       -------


(Decrease)/increase in cash and
cash equivalents                                            (509,113)      178,759

Cash and cash equivalents at
beginning of year                                            537,476       482,492
                                                             -------       -------


Cash and cash equivalents at end
of period                                                     28,363       661,251
                                                             =======       =======

Cash and cash equivalents
under US GAAP                                                 28,363       661,251

Restricted cash                                              198,300             -

Deposits with a maturity of
between three and six months                                 898,008       379,603
                                                             -------       -------
Cash and liquid resources under UK and Irish
GAAP                                                       1,124,671     1,040,854
                                                             =======       =======




                                                                         Page 6


Ryanair Holdings plc and Subsidiaries

Summary of significant differences between UK, Irish and US generally accepted accounting principles (unaudited)


(C) Shareholders' funds - equity

                                                      Dec 31,       Dec 31,
                                                         2003          2002

                                                      EUR'000       EUR'000
                                                      -------       -------

Shareholders' equity as reported in the
consolidated balance
sheets (UK and Irish GAAP)                          1,457,884     1,196,372



Adjustments:

Pension                                                 3,751         2,839

Employment grants                                           -          (120)

Goodwill                                                1,757             -

Capitalised interest re aircraft                       15,986         8,758
acquisition programme

Darley Investments Limited                               (173)         (261)

Minimum pension liability(net of                       (2,656)            -
tax)

Derivative financial instruments(net                  (54,968)      (68,528)
of tax)

Tax effect of adjustments                              (2,467)       (1,450)
                                                      -------       -------

Shareholders' equity as adjusted to accord
with US GAAP                                        1,419,114     1,137,610
                                                      =======       =======


Opening shareholders' equity under US
GAAP                                                1,177,187     1,019,607

Comprehensive Income adjustments

Unrealised gains/(losses) on derivative financial
instruments(net of tax)                                18,403       (76,787)
                                                      -------       -------
                                                       18,403       (76,787)



Net income in accordance with US                      217,270       194,790
GAAP

Stock issued for cash                                   6,254             -
                                                      -------       -------



Closing shareholders' equity under US
GAAP                                                1,419,114     1,137,610
                                                      =======       =======



                                                                         Page 7


                              Ryanair Holdings plc
                 Management Discussion and Analysis of Results

Introduction

Profit after tax including exceptional costs of EUR6.0m(net of tax), and goodwill of EUR0.6m arising from the "Buzz" acquisition decreased by 5.1% to EUR41.0m. This profit also includes an additional depreciation charge of EUR0.5m relating to an adjustment to the residual value of a Boeing 737-200 aircraft that was retired earlier than planned (see Note 4). Adjusted profit after tax, excluding goodwill of EUR0.6m, and exceptional costs are comprised of aircraft depreciation of EUR0.5m and lease in costs of EUR5.5m(net of tax), increased by 10.2% to EUR47.5m. For the purposes of the MD&A the discussion below is by reference to the adjusted profit and loss account excluding the exceptional costs referred to above.

Summary - Quarter ended December 31, 2003

Profit after tax has increased by 10.2% to EUR47.5m, compared to EUR43.2m in the previous quarter ended December 31, 2002, driven by continued strong growth in passenger volumes and tight cost control partly offset by lower average fares. Operating margins have decreased by 2.6 points to 23.6% whilst Operating profit increased by EUR11.4m to EUR60.1m compared to the comparative period last year.

Total operating revenues increased by 37.2% to EUR255.0m whilst passengers numbers increased by 54.4% to 6.1m.

Scheduled Passenger revenues increased by 37.5% to EUR216.4m due to strong passenger volume growth, offset by a 10.9% decline in average fares during the period.

Ancillary revenue increased by 35.4% to EUR38.6m, which is less than the growth in passenger volumes and reflects strong growth in non-flight scheduled revenue, car hire and hotel revenue offset by the cessation of the charter programme as Ryanair replaced charter capacity with scheduled services. Ancillary revenues were also negatively impacted by the strength of the euro versus sterling, as 65% of ancillary revenues are denominated in sterling. Ancillary revenue, excluding charters increased by 45.4% and now accounts for 15.1% of total revenues compared to 14.3% in quarter 3 of fiscal '03.

Total operating expenses increased by 42% to EUR194.9m due to the increased costs associated with the higher level of activity, primarily staff costs, fuel, route charges, depreciation and airport & handling costs associated with the growth of the airline. Costs continue to increase at a lower rate than the growth in passenger numbers principally reflecting the increased operational efficiencies arising from the higher proportion of 737-800 aircraft operated. However they increased at a faster rate than the growth in revenues due to decreases in yields described above.

Other income/expenses declined significantly by EUR7.1m due to lower deposit interest rates and higher interest payable arising from the increased level of debt during the period.

Net margins as a result of the above declined from 23.2% to 18.6% whilst net profit increased by 10.2% to EUR47.5m.

Adjusted earnings per share have increased by 9.6% to 6.27 euro cent.

Balance Sheet

Cash and liquid resources have increased by EUR64.4m from EUR1,060.2m at March 31, 2003 to EUR1,124.7m at December 31, 2003, reflecting the increased cash flows from the profitable trading performance during the period. Nine additional aircraft were delivered in the period of which one was financed via an operating lease and these, in addition to aircraft deposits, accounted for the bulk of the EUR338.3m incurred in capital expenditure. This was part funded by the draw down of long term debt, which increased, net of repayments, by EUR135.6m during the period. Shareholders' funds at December 31, 2003 have increased to EUR1,457.9m, compared to EUR1,241.7m at March 31, 2003.


Detailed Discussion and Analysis - Quarter Ended December 31, 2003

Profit after tax has increased by 10.2% to EUR47.5m driven by strong growth in passenger volumes and continued tight cost control, offset by lower average fares. Operating margins have declined by 2 points to 23.6% compared to the previous period. Operating profit increased by 23.5% to EUR60.2m compared to the quarter ended December 31, 2002 whilst profit before tax increased by 9.2%.

Total operating revenues increased by 37.2% to EUR255.0m whilst passenger volumes increased by 54.4% to 6.1m.

Scheduled passenger revenues increased by 37.5% to EUR216.4m, reflecting the increase in passenger volumes offset by lower average fares of 10.9%. The decline in average fares is due to the launch of new routes and new bases earlier in the year, the weakness of sterling to the euro (which accounted for 5% of the decline), and Ryanair's policy of offering the lowest airfares.

Ancillary revenues increased by 35.4% to EUR38.6m, which, excluding charters ancillary revenues has actually increased by 45.4%. This reflects strong growth in all areas of ancillary revenues particularly car hire, non-flight scheduled revenues, hotels and internet related activities. These gains were partly offset by the impact of the depreciation of the sterling currency against the euro in this period due to the large volume of sterling denominated sales.

Total operating expenses increased by 42.0% to EUR194.9m due to the increased level of activity, and the increased costs, primarily staff, depreciation, fuel, route charges and airport & handling costs associated with the growth of the airline. The weakness of sterling to euro had a positive impact on operating costs as did the efficiencies arising from the increased proportion of 737-800 aircraft in operation.

Staff costs have increased by 35.2% to EUR29.5m reflecting a 34% increase in average employee numbers to 2,356 and the impact of a 3% pay increase granted during the period offset by savings arising from the stronger euro to sterling exchange rate.

Depreciation and amortisation increased by 31.5% to EUR25.0m due to an increase in the average number of aircraft owned from 49 to 71, offset by savings arising from the increase in the number of fully depreciated aircraft, lower amortisation of capitalised maintenance costs primarily due to the retirement of 737-200 aircraft, and the lower euro denominated cost of new aircraft due to the strengthening of the euro to US$ exchange rate.


Fuel costs increased by 46.9% to EUR43.1m due to a 61% increase in the number of hours flown, a stronger euro to US$ exchange rate and an improvement in the fleet fuel burn rate due to a higher proportion of 737-800 aircraft operated.

Maintenance costs increased by 41.9% to EUR8.8m reflecting an increase in the size of the fleet operated, an increase in the number of flight hours, and the increase in maintenance provisions relating to the leased "Buzz" aircraft, offset by maintenance savings due to improved reliability arising from the higher proportion of 737-800 aircraft operated as a percentage of the total fleet.

Marketing and distribution costs decreased by 63.5% to EUR1.0m due to a lower spend in the quarter on new routes as most new routes were launched in Quarter
1. In addition advertising spend is more focussed on new markets with existing market spend declining as the company promotes its fares directly to the customer via its internet site.

Aircraft rental costs of EUR2.7m arose during the period reflecting the lease rental costs associated with the acquired "Buzz" aircraft. The charge also includes one month rental relating to the first aircraft delivered to Ryanair under the new operating lease agreement signed during the quarter.

Route Charges increased by 72.1% to EUR27.4m due to an increase in the number of sectors flown, an increase in the average sector length and an increase in the size of the aircraft operated which incur a higher charge offset by the impact of a weaker sterling to euro exchange rate.

Airport and handling charges increased by 45.4% to EUR38.1m which is less than the growth in passenger volumes and reflects the lower charges on our new European routes and at our new bases.

Other expenses increased by 21.0% to EUR19.1m which is less than the growth in ancillary revenues and reflects improved margins on some new and existing products and continued cost control on other indirect costs.

Operating profits have increased by 23.5% to EUR60.1m due to the reasons outlined above.

Interest receivable decreased by EUR3.1m to EUR5.1m reflecting the lower interest rates obtained on cash deposits during the quarter. Interest payable increased by EUR4.4m to EUR12.5m due to the increased level of debt arising from the acquisition of new aircraft.

Taxation is 10.2% of pre-tax profits and amounted to EUR4.6m during the period.

The Company's balance sheet continues to benefit from the strong growth in profits. Tangible fixed assets increased to EUR1,611.1m from EUR1,352.4m principally as a result of the purchase of eight new 737-800 additional aircraft since March 31, 2003 and the payment of deposits for new deliveries. The Company generated cash from operating activities of EUR295.5m, which funded advance payments on future deliveries of EUR149.9m whilst the balance is reflected in the higher cash and liquid resources figure of EUR1,124.7m. Advance delivery deposits amounted to EUR396.5m at the period end. Total debt has increased by a further EUR135.6m, net of repayments, since March 31, 2003 to EUR972.8m. Shareholder's funds at December 31, 2003 have increased to EUR1,457.9m compared to EUR1,241.7m at March 31, 2003.



Detailed Discussion and Analysis - Nine months ended December 31, 2003

Profit after tax has increased by 14.9% to EUR223.1m driven by strong growth in passenger volumes at lower average fares and continued tight cost control. Operating margins declined 2.3 points to 30.9% whilst net margins declined by
3.6 points to 26.2% compared to the previous period.

Total operating revenues increased by 30.9% to EUR851.4m whilst passenger volumes increased by 48% to 17.4m.

Scheduled passenger revenues increased by 30.2% to EUR740.0m primarily due to increased passenger numbers on new and existing routes, offset by a 12.0% decline in average fares. The decline in average fares is due to the launch of new routes and new bases, the weakness of sterling to the euro (which accounted for 5% of the decline), and Ryanair's policy of offering the lowest airfares.

Ancillary revenues increased by 35.9% to EUR111.4m, which is lower than the growth in passenger volumes, and reflects the cessation of the charter programme as Ryanair replaced Charter capacity with scheduled services, and also the weakness of sterling to the euro due to ancillaries being predominantly sold in sterling. Excluding charters ancillary revenues increased by 56% due mainly to strong car hire revenues, non-flight scheduled revenues and other ancillary product revenues.

Total operating expenses increased by 35.4% to EUR587.9m due to the increased level of activity, and the increased costs primarily staff, depreciation, fuel, route charges and airport & handling costs associated with the growth of the airline.

Staff costs have increased by 32.7% to EUR91.0m. This increase reflects a 34% increase in average employee numbers to 2,273, and the impact of a 3% pay increase granted during the period offset by savings arising from the strength of the euro exchange rate to sterling.

Depreciation and amortisation increased by 26.1% to EUR71.7m(excluding additional depreciation charges on retired aircraft) due to an increase in the average number of aircraft owned from 49 to 71 offset by lower amortisation on capitalised maintenance costs due to the retirement of 737-200 aircraft, and savings due to the increase in the number of aircraft fully depreciated.

Fuel costs increased by 30.4% to EUR127.5m due to a 58% increase in the number of hours flown, offset by a decrease in the average US$ cost per gallon, an improvement in the fuel burn rate due to a higher proportion of 737-800 aircraft operated, and the positive impact of the strengthening of the euro to the US$.

Maintenance costs increased by 32.7% to EUR31.0m reflecting an increase in the size of the fleet operated, higher maintenance due to the acquisition of the "Buzz" aircraft and an increase in the number of flight hours, offset by savings due to improved reliability arising from the higher proportion of 737-800 aircraft operated as a percentage of the total fleet.

Marketing and distribution costs amounted to EUR11.0m in line with the previous period reflecting a lower level of expenditure on existing routes and markets, which were promoted via fare offerings on the internet offset by increased expenditure on advertising and promotion of new routes/bases.

Aircraft rental costs of EUR6.5m arose during the period reflecting the lease rental costs associated with the leased "Buzz" aircraft and one month's rental for the first aircraft delivered under the new operating lease agreement.

Route charges increased by 61.7% to EUR80.3m due to an increase in the number of sectors flown, an increase in the average sector length and an increase in the size of the aircraft operated which incur a higher charge, offset by the impact of a weaker sterling to euro exchange rate.

Airport and handling charges increased by 33.7% to EUR110.2m due to an increase in the number of passengers flown, the impact of increased airport and handling charges on some existing routes, offset by lower charges on our new European routes and at our new bases.

Other expenses increased by 31.6% to EUR58.8m, which is less than the growth in ancillary revenues due to improved margins on some new and existing products, and cost reductions achieved on other indirect costs.

Operating margins have declined by 2.3 points to 30.9% for the reasons outlined above whilst operating profits increased by 21.8% to EUR263.4m during the period.

Interest receivable decreased by 27.1% to EUR17.6m reflecting the strong growth in cash resources arising from the profitable trading performance, offset by lower deposit interest rates in the period. Interest payable increased by 59.5% to EUR35.3m due to the increased level of debt arising from the acquisition of new aircraft.

Taxation has increased by 5% during the period, less than the growth in pre-tax profits and primarily reflects the continued decline in the headline rate of corporation tax in Ireland.


                       Notes to the Financial Statements


1. Accounting Policies

   The accounting policies followed in the preparation of these consolidated financial statements for the nine months ended December 31, 2003 are consistent with those set out in the Annual Report for the year ended March 31, 2003.

2. Approval of the Financial Statements

   The Audit Committee approved the consolidated financial statements for the Quarter and Nine months ended December 31, 2003 on January 26th, 2003.

3. Generally Accepted Accounting Policies

   The Management Discussion and Analysis of Results for the Quarter and Nine months ended December 31, 2003 are based on the results reported under Irish and UK GAAP.


4. Aircraft retirement costs

   Six aircraft (five in Q2, one in Q3) were retired earlier than expected due to the detection during the period of scratch marks ('scribing') that occurred during an aircraft painting programme on these aircraft in 1995. It has been determined that the cost of repairing these aircraft is uneconomic due to the short remaining life of the aircraft. Accordingly the Company has determined that the residual value of US$1m (EUR794k) for these aircraft is excessive and as a result has reduced it to EUR250k per aircraft. The cost of this adjustment charge has been reflected in the results for Quarter 2 and 3. Arising from the aircraft scratch marks, which resulted in the earlier than planned retirement of the aircraft, the company is seeking to claim the costs of repairs under its aircraft insurance policies. Amounts paid, if any, will be accounted for as exceptional revenues.

   As a result of these early retirements the Company has been obliged to lease in seat capacity during the period to enable it to continue its normal flight schedule. The charge in the quarter of EUR6.2m is reflected in Aircraft retirement costs. It is planned that the Company will terminate these rentals by March 31, 2004.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  28 January, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director